UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE 13E-3

(Rule 13e-100)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

GETNET ADQUIRÊNCIA E SERVIÇOS
PARA MEIOS DE PAGAMENTO S.A. – INSTITUIÇÃO DE PAGAMENTO

(Name of the Issuer)

PAGONXT MERCHANT SOLUTIONS, S.L.
GETNET ADQUIRÊNCIA E SERVIÇOS
PARA MEIOS DE PAGAMENTO S.A. – INSTITUIÇÃO DE PAGAMENTO

(Names of Person(s) Filing Statement)

Common Shares, no par value
Preferred Shares, no par value
Units, each composed of one common share, no par value, and one preferred share, no par value*
American Depositary Shares (each of which represents two Units)
(Title of Class of Securities)

BRGETTACNOR4 (Common Shares)
BRGETTACNPR1 (Preferred Shares)
BRGETTCDAM17 (Units)
US37428A1034 (American Depositary Shares Representing Two Units)
(ISIN of Class of Securities)

37428A103 (American Depositary Shares Representing Two Units)
(CUSIP Number of Class of Securities)

PagoNxt Merchant Solutions, S.L. Avenida de Cantabria s/n Ciudad Grupo Santander 28660 Boadilla del Monte (Madrid) Kingdom of Spain Attention: Anna Maria Werner Telephone: +34 651 812 704

Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento
Avenida Presidente Juscelino Kubitschek, 2041, suite 121, Block A
Condomínio WTORRE JK, Vila Nova Conceição
São Paulo, São Paulo, 04543-011
Federative Republic of Brazil
Attention: Cassio Schmitt, Chief Executive Officer
Telephone: +55 (11) 5184-9002

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Manuel Garciadiaz Michael J. Willisch Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☒	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

*	Not for trading, but only in connection with the listing of American depositary shares (“ADSs”) on the Nasdaq Global Select Market. Every ADS represents two Units.

Filing Fee Exhibit filed herewith.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this Schedule 13E-3. Any representation to the contrary is a criminal offense.

This Amendment No. 1 to the Transaction Statement on Schedule 13E-3 (“Amendment No. 1”) amends and supplements the Transaction Statement on Schedule 13E-3 originally filed on October 31, 2022 (together with any subsequent amendments and supplements thereto, the “Schedule 13E-3” or the “Statement”) by PagoNxt Merchant Solutions, S.L., a company organized under the laws of the Kingdom of Spain (the “Purchaser” or “PagoNxt Merchant Solutions”). The Schedule 13E-3 relates to the offer by Purchaser to acquire, through an all cash tender offer pursuant to the terms and subject to the conditions set forth in the offer to purchase, dated October 31, 2022 (the “U.S. Offer to Purchase”), a copy of which is attached to the Schedule 13E-3 as Exhibit (a)(1)(i), and the related Share Letter of Transmittal, Unit Letter of Transmittal and ADS Letter of Transmittal (each as defined in the U.S. Offer to Purchase, and collectively, “Letters of Transmittal”), copies of which are attached to the Schedule 13E-3 as Exhibits (a)(1)(ii), (a)(1)(iii) and (a)(1)(iv), respectively (which, as amended or supplemented from time to time, together constitute the “U.S. Offer”), in addition to a concurrent separate all cash tender offer on equivalent terms in Brazil (the “Brazilian Offer,” and together with the U.S. Offer, the “Offers”) pursuant to other offering documents published in Brazil, up to any and all of the outstanding (i) common shares, no par value (the “Common Shares”), preferred shares, no par value (the “Preferred Shares” and, together with the Common Shares, the “Shares”) and units, each composed of one Common Share and one Preferred Share (the “Units”), in each case of Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento, a company incorporated under the laws of the Federative Republic of Brazil (the “Company” or “Getnet”), traded on B3 S.A. - Brasil, Bolsa, Balcão, excluding those Shares and/or Units held, directly or indirectly, by Purchaser and its affiliates, and (ii) American Depositary Shares, each representing two Units (the “ADSs” and, together with the Shares and the Units, the “Securities”), traded on the Nasdaq Global Select Market (“NASDAQ”), excluding those ADSs held, directly or indirectly, by Purchaser and its affiliates, at a price per Security equal to the U.S. dollar equivalent of R$2.36 per Common Share, R$2.36 per Preferred Share, R$4.72 per Unit and R$9.44 per ADS, in each case payable in U.S. dollars based on the exchange rate reported by the Brazilian Central Bank (Banco Central do Brasil) on the business day prior to the settlement date of the U.S. Offer, to be adjusted for any potential dividends, interest on own capital and/or bonuses which may be paid, and/or splits, reverse splits and conversions which may take place, between the date on which the Offers were announced and the dates of expiration of the Offers (but excluding the interest on capital already announced on May 4, 2022 and paid on June 27, 2022, which will not be deducted from the offered price) (the “U.S. Offer Price”). The U.S. Offer commenced on October 31, 2022.

The Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 on November 14, 2022 (together with any schedules, exhibits and annexes attached thereto, the “Schedule 14D-9”). The information contained in the Schedule 14D-9 and the U.S. Offer to Purchase, including all schedules, annexes and exhibits thereto, copies of which are attached as exhibits hereto, is expressly incorporated by reference to the extent such information is required in response to the items of this Amendment No. 1, and is supplemented by the information specifically provided herein. The responses to each item in the Schedule 13E-3 (as amended by this Amendment No. 1) are qualified in their entirety by the information contained in the Schedule 14D-9 and the U.S. Offer to Purchase. All information contained in the Schedule 13E-3 (as amended by this Amendment No. 1) concerning the Company and Purchaser has been provided by such person and not by any other person.

This Amendment No. 1 is being filed for the purpose of adding the Company as a filing party to the Schedule 13E-3, and to supplement the Schedule 13E-3 to provide the information required from the Company under Schedule 13E-3. Except as otherwise set forth in this Amendment No. 1, the information set forth in the Schedule 13E-3, including all exhibits, schedules and annexes thereto, remains unchanged and is incorporated herein by reference in response to all items to the items in this Amendment No. 1. This Amendment No. 1 should be read together with the Schedule 13E-3. All capitalized terms used in this Amendment No. 1 without definition have the meanings ascribed to them in the Schedule 13E-3.

INTRODUCTION

The fourth paragraph under “Introduction” in the Schedule 13E-3 is hereby amended and restated as follows:

The information contained in the U.S. Offer to Purchase, as well as the tender offer statement on Schedule TO filed by Purchaser with the SEC on October 31, 2022 (as amended or supplemented from time to time and together with any schedules, exhibits and annexes attached thereto, the “Schedule TO”) and in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on November 14, 2022 (as amended or supplemented from time to time and together with any schedules, exhibits and annexes attached thereto, the “Schedule 14D-9”) is incorporated by reference herein and, except as described below, the responses to each item in this Statement are qualified in their entirety by the information contained in the U.S. Offer to Purchase, the Schedule TO and the Schedule 14D-9. The cross-references identified herein are being supplied pursuant to General Instruction G to Schedule 13E-3 and indicate the location in the U.S. Offer to Purchase, the Schedule TO and the Schedule 14D-9 of the information required to be included in response to the respective items of this Statement.

ITEM 2.	SUBJECT COMPANY INFORMATION.

Item 2 of the Schedule 13E-3 is hereby supplemented to include the following:

(b)       Securities

The information set forth in the Schedule 14D-9 under the heading “Item 1. Subject Company Information—Securities” is incorporated by reference herein.

(d)       Dividends

The information set forth in the Schedule 14D-9 under the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Dividends” is incorporated herein by reference.

(f)       Prior Share Purchases

The Company did not purchase any Securities in the past two years.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

Item 3 of the Schedule 13E-3 is hereby supplemented to include the following:

(a)       Name and Address

The second filing person is the Company, the subject company. The name of the subject company is Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento, a company incorporated in the Federative Republic of Brazil. The principal executive offices of the Company are located at Avenida Presidente Juscelino Kubitschek, 2041, suite 121, Block A, Condomínio WTORRE JK, Vila Nova Conceição, São Paulo, São Paulo, 04543-011, Federative Republic of Brazil. The telephone number of the Company’s principal executive offices is +55 (11) 5184-9002.

The information set forth in the Schedule 14D-9 under the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Directors and Executive Officers of the Company” and in “Annex III—Information concerning directors and executive officers of the Company” to the Schedule 14D-9 is incorporated herein by reference.

(b)-(c) Business and Background of Entities; Business and Background of Natural Persons

None of the directors and officers of the Company has, during the past five (5) years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 5 of the Schedule 13E-3 is hereby supplemented to include the following:

(a)       Transactions

The information set forth in the Schedule 14D-9 under the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

(b)-(c) Significant Corporate Events; Negotiations or Contacts

The information set forth in the Schedule 14D-9 under the headings “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and “Item 4. The Solicitation or Recommendation—Background for the Position of the Board of Directors of the Company” is incorporated herein by reference.

(e)       Agreements Involving the Subject Company’s Securities

The information set forth in the Schedule 14D-9 under the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

ITEM 6.	PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

Item 6 of the Schedule 13E-3 is hereby supplemented to include the following:

(b)       Use of Securities Acquired

The information set forth in the Schedule 14D-9 under the headings “Introduction” and “Item 7. Purposes of the Transaction and Plans or Proposals” is incorporated herein by reference.

(c)(1)-(8) Plans

The information set forth in the Schedule 14D-9 under the headings “Introduction” and “Item 7. Purposes of the Transaction and Plans or Proposals” is incorporated herein by reference.

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

Item 7 of the Schedule 13E-3 is hereby supplemented to include the following:

(a)       Purposes

The information set forth in the Schedule 14D-9 under the headings “Introduction,” “Item 4. The Solicitation or Recommendation—Position of the Board of Directors of the Company,” “Item 4. The Solicitation or Recommendation—Background for the Position of the Board of Directors of the Company,” “Item 4. The Solicitation or Recommendation—Reasons for the Determination of the Board of Directors; Fairness of the Offer” and “Item 7. Purposes of the Transaction and Plans or Proposals” is incorporated herein by reference.

(b)       Alternatives

The information set forth in the Schedule 14D-9 under the headings “Introduction,” “Item 4. The Solicitation or Recommendation—Position of the Board of Directors of the Company,” “Item 4. The Solicitation or

Recommendation—Background for the Position of the Board of Directors of the Company,” “Item 4. The Solicitation or Recommendation—Reasons for the Determination of the Board of Directors; Fairness of the Offer” and “Item 7. Purposes of the Transaction and Plans or Proposals” is incorporated herein by reference.

(c)       Reasons

The information set forth in the Schedule 14D-9 under the headings “Introduction,” “Item 4. The Solicitation or Recommendation—Reasons for the Determination of the Board of Directors; Fairness of the Offer” and “Item 7. Purposes of the Transaction and Plans or Proposals” is incorporated herein by reference.

(d)       Effects

The information set forth in the Schedule 14D-9 under the headings “Introduction,” “Item 4. The Solicitation or Recommendation—Reasons for the Determination of the Board of Directors; Fairness of the Offer” and “Item 7. Purposes of the Transaction and Plans or Proposals” is incorporated herein by reference.

ITEM 8.	FAIRNESS OF THE TRANSACTION.

Item 8 of the Schedule 13E-3 is hereby supplemented to include the following:

(a)       Fairness

The information set forth in the Schedule 14D-9 under the headings “Introduction,” “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Directors and Executive Officers of the Company,” “Item 4. The Solicitation or Recommendation—Position of the Board of Directors of the Company” and “Item 4. The Solicitation or Recommendation—Reasons for the Determination of the Board of Directors; Fairness of the Offer” and in “Annex III—Information concerning directors and executive officers of the Company” to the Schedule 14D-9 is incorporated herein by reference. The Company believes that the U.S. Offer is substantively and procedurally fair to the unaffiliated security holders.

(b)       Factors Considered in Determining Fairness

The information set forth in the Schedule 14D-9 under the headings “Introduction,” “Item 4. The Solicitation or Recommendation—Reasons for the Determination of the Board of Directors; Fairness of the Offer” and “Item 8. Additional Information—Forward-Looking Statements” is incorporated herein by reference. The information set forth in the U.S. Offer to Purchase under the headings “Special Factors—Section 4. Position of Purchaser Regarding Fairness of the U.S. Offer” and “The U.S. Offer—Section 1. Terms of the U.S. Offer—Proration” is incorporated herein by reference. The reasons (which are not listed in any relative order of importance) that the Company considered in concluding that the U.S. Offer is substantively fair to unaffiliated security holders are set forth under the heading “Item 4. The Solicitation or Recommendation—Reasons for the Determination of the Board of Directors; Fairness of the Offer” in the Schedule 14D-9. In addition, the reasons (which are not listed in any relative order of importance) that the Company considered in concluding that the U.S. Offer is procedurally fair to unaffiliated security holders are as set forth in the fifth paragraph under the heading “Special Factors—Section 4. Position of Purchaser Regarding Fairness of the U.S. Offer” in the U.S. Offer to Purchase. The Company believes that these factors provide a reasonable basis upon which to form its belief that the U.S. Offer is fair to the unaffiliated security holders.

(c)       Approval of Security Holders

The information set forth in the Schedule 14D-9 under the headings “Introduction,” “Item 4. The Solicitation or Recommendation—Background for the Position of the Board of Directors of the Company” and “Item 4. The Solicitation or Recommendation—Reasons for the Determination of the Board of Directors; Fairness of the Offer—Convenience and Opportunity of the Offers” is incorporated herein by reference.

(e)       Approval of Directors

The information set forth in the Schedule 14D-9 under the headings “Introduction,” “Item 4. The Solicitation or Recommendation—Position of the Board of Directors of the Company” and “Item 4. The Solicitation or Recommendation—Reasons for the Determination of the Board of Directors; Fairness of the Offer,” in “Annex III—Information concerning directors and executive officers of the Company” to the Schedule 14D-9 and in Exhibit (a)(5)(x) to the Schedule 14D-9 is incorporated herein by reference.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

Item 9 of the Schedule 13E-3 is hereby supplemented to include the following:

(a)-(b) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal

The information set forth in the Schedule 14D-9 under the headings “Introduction” and “Item 4. The Solicitation or Recommendation—Reasons for the Determination of the Board of Directors; Fairness of the Offer,” and in “Annex I—Appraisal report by KPMG Auditores Independentes Ltda., dated October 26, 2022” to the Schedule 14D-9 and “Annex II—Fairness opinion by BR Partners Assessoria Financeira Ltda., dated November 10, 2022” to the Schedule 14D-9 is incorporated herein by reference.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

Item 10 of the Schedule 13E-3 is hereby supplemented to include the following:

(c)       Expenses

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Reasons for the Determination of the Board of Directors; Fairness of the Offer—Appraisal Report by KPMG Auditores Independentes Ltda.” and “Item 4. The Solicitation or Recommendation—Reasons for the Determination of the Board of Directors; Fairness of the Offer—Fairness Opinion of BR Partners” is incorporated herein by reference.

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Item 11 of the Schedule 13E-3 is hereby supplemented to include the following:

(a)       Securities Ownership

The information set forth in the Schedule 14D-9 under the headings “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Directors and Executive Officers of the Company” and “Annex III—Information concerning directors and executive officers of the Company” to the Schedule 14D-9 is incorporated herein by reference. The Company does not own any Securities.

(b)       Securities Transactions

The information set forth in the Schedule 14D-9 under the heading “Item 6. Interest in Securities of the Subject Company” is incorporated herein by reference.

ITEM 12.	THE SOLICITATION OR RECOMMENDATION.

Item 12 of the Schedule 13E-3 is hereby supplemented to include the following:

(d)       Intent to Tender or Vote in a Going Private Transaction

The information set forth in the Schedule 14D-9 under the heading “Item 4. The Solicitation or Recommendation—Intent to Tender” is incorporated herein by reference.

(e)       Recommendations of Others

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Position of the Board of Directors of the Company,” “Item 4. The Solicitation or Recommendation—Background for the Position of the Board of Directors of the Company” and “Item 4. The Solicitation or Recommendation—Reasons for the Determination of the Board of Directors; Fairness of the Offer” is incorporated herein by reference.

ITEM 13.	FINANCIAL STATEMENTS.

Item 13 of the Schedule 13E-3 is hereby supplemented to include the following:

(a)       Financial Information

The unaudited interim consolidated financial statements as of September 30, 2022 and for the nine-month periods ended September 30, 2022 and 2021 included in Item 1, on pages 1 to 49, of the current report on Form 6-K furnished by the Company to the SEC on November 8, 2022 is incorporated herein by reference.

ITEM 14.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Item 14 of the Schedule 13E-3 is hereby supplemented to include the following:

(a)-(b) Solicitations or Recommendations; Employees and Corporate Assets

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Reasons for the Determination of the Board of Directors; Fairness of the Offer” and “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” is incorporated herein by reference.

ITEM 16. EXHIBITS.

Item 16 of the Schedule 13E-3 is hereby supplemented to include the following:

Exhibit No.	Description
(a)(2)(i)	Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated by reference to the Schedule 14D-9 filed by the Company on November 14, 2022).
(a)(5)(iv)	Material Fact issued by the Company with respect to the announcement of the Offers (incorporated by reference to the Schedule 14D-9C filed by the Company on May 20, 2022).
(a)(5)(v)	Notice to the Market issued by the Company with respect to the appointment of KPMG as appraiser (incorporated by reference to the Schedule 14D-9C filed by the Company on May 31, 2022).
(a)(5)(vi)	Call Notice and Manual for Participation in the Extraordinary Shareholders’ Meeting of Getnet Adquirência e Serviços Para Meios de Pagamento S.A. – Instituição de Pagamento, held on July 8, 2022 (incorporated by reference to Item 1 of the Schedule 14D-9C filed by the Company on May 31, 2022).
(a)(5)(vii)	Minutes of the Extraordinary Shareholders’ Meeting of Getnet Adquirência e Serviços Para Meios de Pagamento S.A. – Instituição de Pagamento held on July 8, 2022 (incorporated by reference to Item 1 of the Schedule 14D-9C filed by the Company on July 11, 2022).

Exhibit No.	Description
(a)(5)(viii)	Final Synthetic Voting Map of the Extraordinary Shareholders’ Meeting of Getnet Adquirência e Serviços Para Meios de Pagamento S.A. – Instituição de Pagamento held on July 8, 2022 (incorporated by reference to Item 2 the Schedule 14D-9C filed by the Company on July 11, 2022).
(a)(5)(ix)	Material Fact issued by the Company regarding the appraisal report by KPMG Auditores Independentes Ltda., dated (incorporated by reference to Item 1 of the Schedule 14D-9C filed by the Company on July 18, 2022).
(a)(5)(x)	Notice to the Market issued by the Company regarding changes in the Company’s senior management (incorporated by reference to the Current Report on Form 6-K furnished by the Company on September 21, 2022).
(a)(5)(xi)	Appraisal report by KPMG Auditores Independentes Ltda., dated October 26, 2022 (incorporated by reference to the Current Report on Form 6-K furnished by the Company on October 27, 2022).
(a)(5)(xii)	Material Fact issued by the Company with respect to the approval of the Brazilian Offer by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (incorporated by reference to the Schedule 14D-9C filed by the Company on October 28, 2022).
(a)(5)(xiii)	Free translation to English of the minutes of the meeting of the board of directors of the Company to resolve on the Offers held on November 11, 2022 (incorporated by reference to Exhibit (a)(5)(x) to the Schedule 14D-9 filed by the Company on November 14, 2022).
(a)(5)(xiv)	Material Fact issued by the Company with respect to the meeting of the board of directors of the Company to resolve on the Offers, issued on November 11, 2022 (incorporated by reference to Exhibit (a)(5)(xi) to the Schedule 14D-9 filed by the Company on November 14, 2022).
(c)(1)	Appraisal report by KPMG Auditores Independentes Ltda., dated October 26, 2022 (incorporated by reference to Annex I to the Schedule 14D-9 filed by the Company on November 14, 2022).
(c)(2)	Fairness opinion by BR Partners Assessoria Financeira Ltda. dated November 10, 2022 (incorporated by reference to Annex II to the Schedule 14D-9 filed by the Company on November 14, 2022).
(e)(i)	Partnership Agreement between Getnet and Banco Santander (Brasil) S.A. (English translation) (incorporated herein by reference to Exhibit 4.1 to the Company’s annual report on Form 20-F for the year ended December 31, 2021 (File No. 001-40818) filed with the SEC on March 10, 2022).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated November 23, 2022	PAGONXT MERCHANT SOLUTIONS, S.L.

	By:	/s/ Ignacio Narvarte Ichazo
		Name:	Ignacio Narvarte Ichazo
		Title:	Deputy Chief Executive Officer

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A. – INSTITUIÇÃO DE PAGAMENTO

By:	/s/ Cassio Schmitt
	Name:	Cassio Schmitt
	Title:	Chief Executive Officer

By:	/s/ André Parize Moraes
	Name:	André Parize Moraes
	Title:	Chief Financial Officer and Investor Relations Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated October 31, 2022 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by Purchaser on October 31, 2022).
(a)(1)(ii)	Form of Share Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed by Purchaser on October 31, 2022).
(a)(1)(iii)	Form of Unit Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO filed by Purchaser on October 31, 2022).
(a)(1)(iv)	Form of ADS Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO filed by Purchaser on October 31, 2022).
(a)(1)(v)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO filed by Purchaser on October 31, 2022).
(a)(1)(vi)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO filed by Purchaser on October 31, 2022).
(a)(1)(vii)	Form of Withdrawal Letter (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO filed by Purchaser on October 31, 2022).
(a)(1)(viii)	Summary Advertisement (incorporated by reference to Exhibit (a)(1)(viii) to the Schedule TO filed by Purchaser on October 31, 2022).
(a)(2)(i)	Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated by reference to the Schedule 14D-9 filed by the Company on November 14, 2022).
(a)(5)(i)	Material Fact issued by the Company with respect to the announcement of the Offers (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on May 20, 2022).
(a)(5)(ii)	Notice to the Market issued by the Company with respect to the appointment of KPMG as appraiser (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on May 31, 2022).
(a)(5)(iii)	Material Fact issued by the Company with respect to the approval of the Brazilian Offer by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on October 28, 2022).
(a)(5)(iv)	Material Fact issued by the Company with respect to the announcement of the Offers (incorporated by reference to the Schedule 14D-9C filed by the Company on May 20, 2022).
(a)(5)(v)	Notice to the Market issued by the Company with respect to the appointment of KPMG as appraiser (incorporated by reference to the Schedule 14D-9C filed by the Company on May 31, 2022).
(a)(5)(vi)	Call Notice and Manual for Participation in the Extraordinary Shareholders’ Meeting of Getnet Adquirência e Serviços Para Meios de Pagamento S.A. – Instituição de Pagamento, held on July 8, 2022 (incorporated by reference to Item 1 of the Schedule 14D-9C filed by the Company on May 31, 2022).
(a)(5)(vii)	Minutes of the Extraordinary Shareholders’ Meeting of Getnet Adquirência e Serviços Para Meios de Pagamento S.A. – Instituição de Pagamento held on July 8, 2022 (incorporated by reference to Item 1 of the Schedule 14D-9C filed by the Company on July 11, 2022).
(a)(5)(viii)	Final Synthetic Voting Map of the Extraordinary Shareholders’ Meeting of Getnet Adquirência e Serviços Para Meios de Pagamento S.A. – Instituição de Pagamento held on July 8, 2022 (incorporated by reference to Item 2 the Schedule 14D-9C filed by the Company on July 11, 2022).
(a)(5)(ix)	Material Fact issued by the Company regarding the appraisal report by KPMG Auditores Independentes Ltda., dated (incorporated by reference to Item 1 of the Schedule 14D-9C filed by the Company on July 18, 2022).
(a)(5)(x)	Notice to the Market issued by the Company regarding changes in the Company’s senior management (incorporated by reference to the Current Report on Form 6-K furnished by the Company on September 21, 2022).
(a)(5)(xi)	Appraisal report by KPMG Auditores Independentes Ltda., dated October 26, 2022 (incorporated by reference to the Current Report on Form 6-K furnished by the Company on October 27, 2022).

Exhibit No.	Description
(a)(5)(xii)	Material Fact issued by the Company with respect to the approval of the Brazilian Offer by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (incorporated by reference to the Schedule 14D-9C filed by the Company on October 28, 2022).
(a)(5)(xiii)	Free translation to English of the minutes of the meeting of the board of directors of the Company to resolve on the Offers held on November 11, 2022 (incorporated by reference to Exhibit (a)(5)(x) to the Schedule 14D-9 filed by the Company on November 14, 2022).
(a)(5)(xiv)	Material Fact issued by the Company with respect to the meeting of the board of directors of the Company to resolve on the Offers, issued on November 11, 2022 (incorporated by reference to Exhibit (a)(5)(xi) to the Schedule 14D-9 filed by the Company on November 14, 2022).
(b)	Not applicable.
(c)(1)	Appraisal report by KPMG Auditores Independentes Ltda., dated October 26, 2022 (incorporated by reference to Annex I to the Schedule 14D-9 filed by the Company on November 14, 2022).
(c)(2)	Fairness opinion by BR Partners Assessoria Financeira Ltda. dated November 10, 2022 (incorporated by reference to Annex II to the Schedule 14D-9 filed by the Company on November 14, 2022).
(d)	Not applicable.
(e)(i)	Partnership Agreement between Getnet and Banco Santander (Brasil) S.A. (English translation) (incorporated herein by reference to Exhibit 4.1 to the Company’s annual report on Form 20-F for the year ended December 31, 2021 (File No. 001-40818) filed with the SEC on March 10, 2022).
(f)	Not applicable.
(g)	Not applicable.
107	Filing Fee Exhibit.*

*Filed herewith.